Exhibit 4.1

WESTERN WIND ENERGY CORP.

2011 STOCK OPTION PLAN

Dated for Reference June 29, 2011

ARTICLE 1

PURPOSE

1.1

The purpose of this stock option plan (the “Stock Option Plan”) is to authorize the grant to directors, officers, employees and other service providers of Western Wind Energy Corp. (“Western Wind”) incentive stock options to purchase common shares in the capital of Western Wind and thus benefit Western Wind. This will allow Western Wind to attract, retain and motivate service providers by providing them with the opportunity, through share purchase options, to acquire an increased proprietary interest in Western Wind.

ARTICLE 2

INTERPRETATION

2.1	In this Stock Option Plan, in addition to terms which are parenthetically defined, the following terms shall have the following meanings respectively:

(a)	“Associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

(b)	“Board” means the board of directors of Western Wind;

(c)	“Cessation Date” means the date an Optionee ceases to be an Eligible Optionee;

(d)	“Change of Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(i)	any one Person holds a sufficient number of voting shares of Western Wind or resulting company to affect materially the control of Western Wind or resulting company, or,

(ii)

any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold in total a sufficient number of voting shares of Western Wind or its successor to affect materially the control of Western Wind or its successor, where such Person or combination of Persons did not previously hold a sufficient number of voting shares to affect materially control of Western Wind or its successor. In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, holding more than 20% of the voting shares of Western Wind or its successor is deemed to materially affect the control of Western Wind or its successor;

(e)	“Change of Management” means:

(i)

a reconstitution of the board of directors of Western Wind so that the majority of the board of directors is comprised of Persons who were not members of the board of directors before the reconstitution; or,

(ii)

a reconstitution in both the senior management and the board of directors of Western Wind so that the control and direction over Western Wind 's business and affairs is predominantly in the hands of Persons who, before the reconstitution, were not senior officers or directors of Western Wind;

(f)	“Common Shares” means common shares in the capital of Western Wind;

(g)	“Consultant” means, in relation to Western Wind or its Subsidiaries, an individual or Consultant Company, other than an Employee or a Director of Western Wind, that:

(i)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to Western Wind or a Subsidiary of Western Wind, other than services provided in relation to a distribution;

(ii)	provides the services under a written contract between Western Wind or a Subsidiary of Western Wind and the individual or the Consultant Company;

(iii)	in the reasonable opinion of Western Wind, spends or will spend a significant amount of time and attention on the affairs and business of Western Wind or a Subsidiary of Western Wind; and

(iv)	has a relationship with Western Wind or a Subsidiary of Western Wind that enables the individual to be knowledgeable about the business and affairs of Western Wind;

(h)	“Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(i)	“Director” means a director or senior officer of Western Wind or its Subsidiaries;

(j)	“Eligible Optionee” means:

(i)	a Director or Employee of Western Wind or its Subsidiaries;

(ii)	a Consultant; or

(iii)	a Management Company Employee;

provided that an exemption from the registration and prospectus requirements under the applicable securities legislation is available to Western Wind;

(k)	“Employee” means:

(i)

an individual who is considered an employee of Western Wind or its Subsidiaries under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)

an individual who works full-time for Western Wind or its Subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by Western Wind over the details and methods of work as an employee of Western Wind, but for whom income tax deductions are not made at source; or

(iii)

an individual who works for Western Wind or its Subsidiaries on an continuing and regular basis for a minimum amount of time per week providing services normally provide by an employee and who is subject to the same control and direction by Western Wind over the details and methods of work as an employee of Western Wind, but for whom income tax deductions are not made at source;

(l)

“Exchange” means the TSX Venture Exchange, provided that if the Common Shares are not at the relevant time listed and posted for trading on the TSX Venture Exchange, “Exchange” shall mean such stock exchange or quotation system on which the Common Shares are then listed or quoted as may be selected by the Board;

(m)	“Exchange Policies” means the policies of the Exchange;

(n)	“Existing Options” means stock options granted prior to the Shareholder Approval Date which have not been exercised or cancelled;

(o)	“Expiry Date” of an Option means the day on which an Option lapses;

(p)	“Insider” has the meaning ascribed thereto in the Exchange Policies;

(q)	“Investor Relations Activities” has the meaning ascribed thereto in the Exchange Policies;

(r)

“Management Company Employee” means an individual employed by a Person providing management services to Western Wind or its Subsidiaries, which are required for the ongoing successful operation of the business enterprise of Western Wind, but excluding a Person engaged in Investor Relations Activities;

(s)	“Option” means a stock option granted pursuant to the Stock Option Plan;

(t)	“Optionee” means an individual to whom an Option is granted by Western Wind under this Stock Option Plan;

(u)	“Outstanding Issue” means the number of Common Shares which are issued and outstanding as of a particular time, on a non-diluted basis;

(v)	“Person” means a company or an individual;

(w)	“Post Cessation Date Exercise Period” means the period after the Cessation Date during which an Optionee may continue to exercise its options;

(x)	“Reserved for Issuance” at any particular time refers to Common Shares which may be issued in the future upon the exercise of Options and Existing Options which are outstanding at that time;

(y)	“Shareholder Approval Date” means the date disinterested shareholders approve this Stock Option Plan; and

(z)	“Subsidiary” has the meaning ascribed thereto in the Business Corporations Act (British Columbia).

ARTICLE 3

ADMINISTRATION OF THE PLAN

3.1

The Stock Option Plan shall be administered by the Board. Options to purchase unissued Common Shares may be granted from time to time under this Stock Option Plan by the Board only to Eligible Optionees.

3.2

Subject to the provisions hereof, the Board shall have full and final authority to determine whether and when Options are to be granted, to determine which Eligible Optionees are to be granted Options under the Stock Option Plan, the number of shares subject to each Option, and all other terms and conditions applicable to each Option.

3.3

For every grant of stock options to Employees, Consultants or Management Company Employees, Western Wind shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee of Western Wind or its Subsidiaries, as the case may be.

ARTICLE 4

SHARES SUBJECT TO PLAN

4.1

Subject to adjustment under the provisions of Article 13 hereof, the aggregate number of Common Shares which may be issued and sold under the Stock Option Plan, together with the number of Common Shares issued after the Shareholder Approval Date pursuant to the exercise of Existing Options, will not exceed 11,871,107 Common Shares.

4.2

If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of Western Wind to issue such Common Shares shall terminate and any option exercise price paid to Western Wind shall be returned to the Optionee. Common Shares in respect of which Options or Existing Options have expired unexercised shall be available for subsequent Options granted under the Stock Option Plan.

4.3

No fractional shares may be issued or purchased under the Stock Option Plan. If Options are surrendered, terminated or expire in accordance with the terms of the Stock Option Plan without being exercised, new Options may be granted covering Common Shares not purchased under such lapsed Options.

4.4	All Existing Options which are outstanding as of the date the Stock Option Plan becomes effective shall thereafter be governed by the Stock Option Plan.

ARTICLE 5

GRANT LIMITATIONS

5.1	Options granted under the Stock Option Plan will be subject to the following limitations:

(a)

the number of Common Shares reserved for issuance to holders of Options or Existing Options who are Insiders at the time of the particular grant may not exceed, without disinterested shareholder approval, 10% of the Outstanding Issue at the time of such grant;

(b)

the number of Options granted within a 12 month period to Optionees who are Insiders at the time of issuance, may not exceed, without disinterested shareholder approval, 10% of the Outstanding Issue at the time of such grant;

(c)	the number of Options granted to any one Optionee within any 12 month period may not exceed, without disinterested shareholder approval, 5% of the Outstanding Issue at the time of such grant;

(d)	the number of Options granted to any one Consultant in any 12 month period may not exceed 2% of the Outstanding Issue; and

(e)	the aggregate number of Options granted to persons employed to provide Investor Relations Activities in any 12 month period may not exceed 2% of the Outstanding Issue.

ARTICLE 6

PRICE

6.1

The option price of any Common Share in respect of which an Option may be granted under the Stock Option Plan shall be fixed by the Board but shall be not less than the minimum price permitted by the Exchange. The Board may determine that the option price per Common Share may escalate at a specified rate dependent upon the year in which any Option to purchase Common Shares may be exercised by the Optionee.

6.2	Disinterested Shareholder approval will be obtained for any reduction in the exercise price if the Optionee is an Insider of Western Wind at the time of the proposed amendment.

ARTICLE 7

PERIOD OF OPTION , RIGHTS TO EXERCISE AND WITHHOLDING TAXES

7.1

Subject to the provisions of this Article 7 and Articles 8, 9 and 10 below, Options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options can be exercisable for a maximum of ten years from the date of grant. The Common Shares to be purchased upon the exercise of any Option (“Option Shares”) shall be paid for in full at the time of such exercise. Except as provided in Articles 9 and 10 below, no Option may be exercised unless the Optionee is at the time of exercise an Eligible Optionee.

7.2

Should the expiry date of an Option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the Option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such Option for all purposes under the Plan. The ten business day period referred to in this paragraph may not be extended by the Board. “Black Out Period” means the period during which the relevant Optionee is prohibited from exercising an Option due to trading restrictions imposed by Western Wind pursuant to any policy of Western Wind respecting restrictions on trading that is in effect at that time.

7.3

The exercise of an Option will be subject to the policies, procedures and conditions adopted by the Board from time to time to comply with Western Wind’s obligations imposed under any law or regulation of any governmental authority whatsoever, including, without limitation, Western Wind's withholding, remittance and other funding liabilities under applicable tax law.

7.4

Western Wind shall have the authority to deduct and withhold, or require the Optionee to remit to Western Wind, the amount of any taxes or other required source deductions which Western Wind is required by law or regulation of any governmental authority whatsoever to remit in connection with any issuance of shares upon the exercise of options (the “Tax Obligation”), which amount will be determined by Western Wind in its sole discretion. Without limiting the generality of the foregoing, and unless otherwise prohibited by the Board or by applicable law, Western Wind may fund the Tax Obligation by any of the following methods or by a combination of such methods as determined by Western Wind in its sole discretion:

(a)

require, as a condition of the issuance of Option Shares to an Optionee, that the Optionee make, in addition to the exercise price for the Options, a cash payment to Western Wind equal to the Tax Obligation and Western Wind, in its sole discretion, may withhold the issuance or delivery of Option Shares until the Optionee makes such payment;

(b)

elect, in its sole discretion, to withhold from the Option Shares being issued upon exercise of the Options such number of Option Shares as Western Wind determines are required to be sold by Western Wind, as trustee, to satisfy the Tax Obligation (net of selling costs). The Optionee consents to such sale and grants to Western Wind an irrevocable power of attorney to effect the sale of such Option Shares and acknowledges and agrees that Western Wind does not accept responsibility for the price obtained on the sale of such Option Shares;

(c)

withhold from any cash payment otherwise due by Western Wind to the Optionee, including salaries, directors fees, consulting fees and any other forms of remuneration, such amount of cash as is required to pay and satisfy the Tax Obligation; or

(d)	make such other arrangements satisfactory to the Optionee and Western Wind.

7.5

The Optionee (or their beneficiaries) shall be responsible for any taxes or other required source deductions which Western Wind is required by law or regulation of any governmental authority whatsoever with respect to any Options granted or exercised under the Plan.

7.6

Neither the Board nor Western Wind makes any representations or warranties of any nature or kind whatsoever to any person regarding the tax treatment of Options or payments on account of the Tax Obligation made under the Plan and none of the Board, Western Wind, nor any of its employees or representatives shall have any liability to an Optionee (or its beneficiaries) with respect thereto.

ARTICLE 8

VESTING RESTRICTIONS

8.1

Except as otherwise provided for in this section, vesting restrictions, if any, for all Options granted pursuant to this Stock Option Plan will be determined at the discretion of the Board at the time of the grant in accordance with the policies of the Exchange. Vesting restrictions shall be required in the case of options issued to Consultants performing Investor Relations Activities; the vesting period must be at least 12 months with no more than 1/4 of the options vesting in any three month period.

8.2

If the Board determines with respect to an Optionee that is desirable to alter the vesting periods of any particular Option, it may fix the vesting of that Option before or after its grant in such manner as it determines in its discretion provided such alterations are in compliance with Exchange Policies.

8.3	If a bona fide offer (an “Offer”):

(a)

is made to all shareholders of Western Wind for Common Shares, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of Western Wind, within the meaning of subsection 1(1) of the Securities Act (British Columbia);

(b)	is made for all or substantially all of the assets of Western Wind (as such concept is interpreted under the Business Corporations Act (British Columbia); or

(c)	is made for a proposed transaction which a majority of the Board determines is reasonably likely to have a similar effect as either of the transactions referred to in subparagraph (a) or (b) above;

then Western Wind shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer. Subject to Exchange approval, any Options that may not be fully vested shall become vested on the date of Exchange approval. Such Options may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender or to vote, as applicable, the Option Shares received upon such exercise, pursuant to the Offer. If:

(d)	the Offer is not completed within the time specified therein;

(e)	the Optionee does not tender the Option Shares pursuant to the Offer, if applicable;

(f)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof; or

(g)	the sale or reorganization does not close in accordance with its terms,

then the Option Shares received upon such exercise, or in the case of clause (f) above, the Option Shares that are not taken up and paid for, shall be returned by the Optionee to Western Wind and reinstated as authorized but unissued Common Shares and with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to paragraph 8.1 shall be reinstated. If any Option Shares are returned to Western Wind under this paragraph 8.3, Western Wind shall immediately refund the exercise price to the Optionee for such Option Shares. In no event shall the Optionee be entitled to sell the Option Shares otherwise than pursuant to the Offer (in the case of an Offer pursuant to paragraph 8.3(a) hereof) or to sell the Option Shares prior to the closing of any transaction (in the case of an Offer pursuant to paragraph 8.3(b) or (c) hereof).

ARTICLE 9

CESSATION OF PROVISION OF SERVICES

9.1

If an Optionee ceases to be an Eligible Optionee for any reason (except as provided in sections 9.2, 9.4 or 9.5 of this Article or in Article 10), the Options held by the Optionee will expire within a reasonable period following the Cessation Date (the “Post Cessation Date Exercise Period”), which period shall be determined by the Board. The Optionee shall only be entitled to exercise Options which have vested at the Cessation Date. If a Post Cessation Date Exercise Period is not set out in an option agreement, the Board shall determine the Post Cessation Date Exercise Period and Western Wind shall provide notice to the Optionee of the Post Cessation Date Exercise Period within five (5) business days of the Cessation Date. Notwithstanding the foregoing, in no event shall an Optionee be entitled to exercise any Options beyond the Expiry Date of the Optionee’s Option.

9.2	If an Optionee ceases to be an Eligible Optionee for cause, no Option held by such Optionee may be exercised following the Cessation Date.

9.3	An Optionee ceases to be an Eligible Optionee if the Optionee ’s employment has been terminated by Western Wind or a Subsidiary of Western Wind:

(a)	other than for cause, either:

(i)

on the day specified by Western Wind or such Subsidiary in writing to the Eligible Optionee as being the last day on which the Eligible Optionee is to report for work for Western Wind or a Subsidiary of Western Wind; or

(ii)

if such Eligible Optionee is given pay in lieu of advance notice of a pending effective date of termination, on the day on which such notice of termination is given in writing by Western Wind or such Subsidiary to the Eligible Optionee and

(b)	for cause, on the day on which the notice of termination was given.

9.4

If an Optionee ceases to be an Eligible Optionee by reason of death of the Optionee during the currency of the Optionee’s Option, the Optionee’s legal personal representative may, within the period of one year after the Cessation Date and in no event after the expiry date of the Option, exercise any Options vested at the Cessation Date. Before expiry of an Option under this paragraph 9.4, Western Wind shall notify the Optionee’s legal personal representative in writing of such expiry.

9.5

Notwithstanding the provisions set out in paragraph 9.1, if a Change of Control or Change of Management occurs and if an Optionee ceases to be an Eligible Optionee as a result of the Change of Control or Change of Management, the Optionee may, within the period of ninety days after the Cessation Date and in no event after the Expiry Date of the Optionee’s Option, exercise any Options which were vested at the Cessation Date. Notwithstanding Article 8 and any vesting provisions set out in any agreement relating to the Option, subject to regulatory approval, all Options held by the Optionee shall immediately become vested on the Cessation Date and shall become fully exercisable.

ARTICLE 10

EXTENSION OF OPTION

10.1

Notwithstanding the provisions of Article 9, the Board may extend the period of time within which an Option held by an Optionee who has ceased to be an Eligible Optionee may be exercised, but such an extension shall not be granted beyond the original Expiry Date of the Option. Any extensions of Options granted under this Stock Option Plan are subject to applicable regulatory approval.

ARTICLE 11

GRANT OF MULTIPLE OPTIONS

11.1

The grant of an Option to any Eligible Optionee shall not prevent the Board from granting further Options to the same Eligible Optionee and any such further grant of an Option shall, for the purposes of Article 3, be treated as a separate Option.

ARTICLE 12

NON-TRANSERABILITY OF OPTIONS

12.1

No Option granted under the Stock Option Plan shall be transferable or assignable by an Optionee, or subject to any other alienation, sale, pledge or encumbrance, otherwise than by will or by the laws of descent and distribution, and, therefore, such Option shall be exercisable, during an Optionee’s lifetime, only by the Optionee.

ARTICLE 13

ADJUSTMENTS IN SHARES SUBJECT TO PLAN

13.1

Following the date an Option is granted, the exercise price for and the number of Option Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, in the events and in accordance with the provisions and rules set out in this Article 13, with the intent that the rights of Optionees under their Options are, to the extent possible, preserved notwithstanding the occurrence of such events. Any dispute that arises at any time with respect to any adjustment pursuant to such provisions and rules will be conclusively determined by the Board, and any such determination will be binding on Western Wind, the Optionee and all other affected parties.

13.2

If the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of Western Wind or securities of another company or entity, whether through an arrangement, amalgamation or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on each exercise of the Option which occurs following such events, for each Option Share for which the Option is exercised, the Optionee shall instead receive the number and kind of shares or other securities of Western Wind or other company into which such Option Share would have been changed or for which such Option Share would have been exchanged if it had been outstanding on the date of such event and the exercise price will be similarly adjusted so that the aggregate price to exercise the Option is preserved.

13.3

If the outstanding Common Shares are changed into or exchanged for a different number of shares or into or for other securities of Western Wind or securities of another company or entity, in a manner other than as specified in paragraph 13.2, then the Board, in its sole discretion, may make such adjustment to the securities to be issued pursuant to any exercise of the Option and the exercise price to be paid for each such security following such event as the Board in its sole and absolute discretion determines to be equitable to give effect to the principle described in paragraph 13.1, and such adjustments shall be effective and binding upon Western Wind and the Optionee for all purposes.

ARTICLE 14

AMENDMENT OF THE PLAN

14.1

The Board of Directors may amend or terminate this Stock Option Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of Western Wind or any Optionee whose Option is amended or terminated, in order to conform this Stock Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of the Exchange or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights, subject to the approval of the Exchange or such regulatory authority.

14.2

The Board of Directors may amend or terminate this Stock Option Plan or any outstanding Option granted hereunder for any reason other than the reasons set forth in paragraph 14.1 hereof, subject to the approval of the Exchange or any relevant regulatory authority and the approval of the shareholders of Western Wind if required by the Exchange or such regulatory authority. No such amendment or termination will, without the consent of an Optionee, alter or impair any rights which have accrued to him prior to the effective date thereof.

14.3

The Stock Option Plan, and any amendments thereto, shall be subject to acceptance and approval by the Exchange. Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

14.4

Subject to the prior approval of the Exchange and/or any other applicable regulatory authority, the Board may at any time supersede and replace the Stock Option Plan with a new stock option plan (a “New Plan”). If a New Plan is adopted in place of the Stock Option Plan, such New Plan may provide that all Options granted under the Stock Option Plan which are outstanding as of the date of adoption of the New Plan shall thereafter be governed by the New Plan; provided, however, that no amendment of the Stock Option Plan, or termination of the Stock Option Plan and adoption of a New Plan, may adversely affect the rights under any Option granted prior to such action without the consent of the Optionee.

ARTICLE 15

EVIDENCE OF OPTIONS

15.1

A written agreement will be entered into between Western Wind and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to Option, the exercise price, provisions as to vesting (if any) and the expiry date, and any other terms approved by the Board, all in accordance with the provisions of this Stock Option Plan. The agreement will be in such form as the Board may from time to time approve, or authorize the officers of Western Wind to enter into, and may contain such terms as may be considered necessary in order that the Option will comply with this Stock Option Plan and any regulatory body having jurisdiction over Western Wind.

ARTICLE 16

EXERCISE OF OPTION

16.1

Subject to the provisions of the Stock Option Plan and the particular Option, an Option may be exercised from time to time by delivering to Western Wind at its registered office a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment for the full amount of the purchase price of the Common Shares then being purchased.

16.2	The full purchase price of Common Shares purchased under the Option must be paid in lawful money of Canada or by certified cheque made payable to Western Wind.

16.3

Subject to the provisions of the Stock Option Plan and the particular Option, upon receipt of a treasury order of an authorized officer directing the issue of Common Shares purchased under the Stock Option Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the Option Shares in the name of such Optionee or the Optionee’s legal personal representative or as may be directed in writing by the Optionee’s legal personal representative.

ARTICLE 17

RIGHTS PRIOR TO EXERCISE

17.1

An Optionee shall have no rights whatsoever as a shareholder in respect of any of the Option Shares (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Option Shares in respect of which the Optionee shall have exercised the Option to purchase hereunder and which the Optionee shall have actually taken up and paid for.

ARTICLE 18

GOVERNING LAW

18.1

This Stock Option Plan shall be construed in accordance with and be governed by the laws of the Province of British Columbia and shall be deemed to have been made in said Province, and shall be in accordance with all applicable securities laws.

ARTICLE 19

EXPIRY OF OPTION

19.1

On the expiry date of any Option granted under the Stock Option Plan, and subject to any extension of such expiry date permitted in accordance with the Stock Option Plan, such Option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Option Shares in respect of which the Option has not been exercised.

ARTICLE 20

PRIOR PLANS

20.1	On the effective date (as set out in paragraph 21.1 hereof), subject to Exchange approval and, if required, shareholder approval:

(a)	this Stock Option Plan shall entirely replace and supersede the prior stock option plan dated for reference April 8, 2009; and

(b)	all outstanding options shall be deemed to be granted pursuant to this Stock Option Plan.

ARTICLE 21

EFFECTIVE DATE OF THE PLAN

21.1	This Stock Option Plan shall become effective as of and from, and the effective date of the Plan shall be June 29, 2011, upon receipt of all necessary shareholder and regulatory approvals.

ADDENDUM TO
WESTERN WIND ENERGY CORP.
2011 STOCK OPTION PLAN

This Addendum to the Western Wind Energy Corp. 2011 Stock Option Plan (the "Stock Option Plan") applies to Options granted to Optionees who are citizens or residents of the United States (including its territories, possessions and all areas subject to the jurisdiction) ("U.S. Optionees"). This Addendum is incorporated into and made a part of the Stock Option Plan.

Options granted to U.S. Optionees are intended to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended, of the United States ("Section 409A"). Section 409A does not apply to grants of non-qualified stock options, provided such options satisfy certain specific requirements. In order to confirm the Stock Option Plan's intended exemption from Section 409A, the following provisions apply to any grant of an Option to a U.S. Optionee:

1.

An Option granted to a U.S. Optionee is intended to be a non-qualified stock option that is exempt from Section 409A pursuant to United States Treasury Regulation Section 1.409A-1(b)(5) and the Stock Option Plan shall be interpreted consistent with such intent.

2.

The exercise price for any Common Share in respect of which an Option may be granted under the Stock Option Plan shall be fixed by the Board, but shall not be less than the “fair market value” (without discount even if permitted by the Exchange) of such Common Share at the time the Option is granted. For this purpose, “fair market value” means the last per share closing price for the Common Shares on the Exchange before the date of grant of the Option. The number of Common Shares subject to the Option also shall be fixed as of the date of grant.

3.

No adjustment to the number or type of Common Shares available for issuance or subject to any Option or to the exercise price for any Options (including, without limitation, pursuant to Section 13 of the Stock Option Plan) shall be made if and to the extent such adjustment would cause an Option to become subject to Section 409A unless the Board determines that such adjustment is necessary and specifically acknowledges that the adjustment will be made notwithstanding any such result. Any determination made under this section by the Board shall be final and conclusive.

4.

The Option may only relate to Common Shares that are "service recipient stock" under Section 409A and the related regulations. Generally, "service recipient stock" means the common stock of the corporation or entity for which the U.S. Optionee is providing direct services on the date of grant or any corporation or other entity in a chain of corporations or other entities in which each corporation or other entity has a controlling interest in another corporation or entity in the chain, ending with the corporation or entity that has a controlling interest in the corporation or entity for which the U.S. Optionee is providing direct services on the date of grant. For this purpose, controlling interest generally means ownership of at least fifty percent (50%) of the total combined voting power of all classes of voting stock or at least fifty percent (50%) of the total value of shares of all classes of stock and in the case of a partnership, ownership of at least fifty percent (50%) of the profits interest or capital interest of such partnership. Further, service recipient stock does not include a class of stock that has any preference as to distributions other than distributions of service recipient stock and distributions in liquidation of the issuer; nor does it include any stock that is subject to certain mandatory repurchase obligations (other than the right of first refusal) or put or call rights at other than fair market value as described in Treasury Regulation Section 1.409A-1(b)(5)(iii).

5.	The Option shall have no feature for the deferral of option gain contrary to United States Treasury Regulation Section 1.409A-1(b)(5)(i)(A)(3).

6.

Under Section 8.3 of the Stock Option Plan and any similar provision in the Plan or any Stock Option Agreement, the vesting and exercise of previously unvested shares pursuant to an Offer shall be contingent on the consummation of the Offer and the tender of the Option Shares by the U.S. Optionee pursuant to the Offer. For purposes of clarity, the vesting and exercise will not be deemed to occur until immediately prior to (and contingent on) the consummation of the Offer and tender of the Option Shares, such that if the Offer is not completed or the Option Shares not tendered, the vesting and exercise will not occur. In the event the Offer is not consummated or Option Shares not tendered, the Options shall continue in effect, unvested and unexercised, in accordance with their terms.

7.	The period of time within which an Option held by an Optionee may be exercised may not be extended to the extent such extension would cause the Option to become subject to Section 409A.

8.

Notwithstanding any other provision hereof, the Board may amend any outstanding option without a U.S. Optionee’s consent if, as determined by the Board in its sole discretion, such amendment is required either to (A) confirm exemption of any such Option under Section 409A, (B) comply with Section 409A or (C) prevent the U.S. Optionee from being subject to any tax or penalty under Section 409A.

9.	To the extent the provisions of this Addendum, any other provision of the Stock Option Plan and any applicable Stock Option Agreement are inconsistent, the terms of this Addendum shall control.

10.

Notwithstanding anything in the Stock Option Plan (including this Addendum) or any Stock Option Agreement to the contrary, neither Western Wind, nor any parent, subsidiary or other affiliate, employee, director or other person shall be liable in the event that the Option results in any income inclusion, additional tax or penalty under Section 409A.